FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of April 2003

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2003   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                 Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Press Release on April 9, 2003 Kerzner to Acquire Casino License in United Kingdom

Exhibit 99.1



FROM: Kerzner International Limited
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER TO ACQUIRE CASINO LICENSE IN UNITED KINGDOM

PARADISE ISLAND, The Bahamas, April 9, 2003 – Kerzner International Limited (NYSE:KZL) today announced that it has agreed to acquire a gaming license in respect of an undeveloped property located in the town centre of Northampton, England. The town of Northampton is approximately 75 miles north of London and approximately 1,300,000 people live within 25 miles of the town centre. The transfer of the license is subject to the approval by the British Gaming Board and the Northampton Gaming Licensing Council. The Company is in the process of seeking these approvals and intends to develop a new 30,000 square foot gaming facility.

Butch Kerzner, President of Kerzner International commented, "For the last couple of years we have been looking for the right opportunity to enter the UK gaming market in anticipation of upcoming deregulation. We are very pleased to take this initial step in Northampton, and we anticipate that this will be just the beginning in establishing a significant business presence in the United Kingdom as deregulation begins to be implemented. We are very excited about the Northampton opportunity and look forward to working with the Northampton Borough Council in establishing an exciting facility that will be an asset to the town centre."

The Company will hold a conference call today at 9:00 a.m., EST to discuss the acquisition of this license. This call will be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international). A replay of the conference call will be available beginning April 9, 2003 at 12:00 p.m. EST and ending on April 11, 2003. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 9663211.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts under its recently launched *One&Only* brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Investor inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Media inquiries should be directed to Josh Hochberg, Vistance Group LLC at 212.935.2269.